September 1, 2005

Mail Stop 4561

By U.S. Mail and facsimile to (201) 236-2669

Kenneth T. Neilson
Chairman, President and Chief Executive Officer
Hudson United Bancorp
100 MacArthur Boulevard
Mahwah, NJ  07430

	Re:	Hudson United Bancorp
		Form 10-K for the year ended December 31, 2004
		File No. 1-08660

Dear Mr. Neilson:

	We have reviewed your response letter dated July 22, 2005 and have the following additional comments.

Form 10-K

Financial Statements

Note 4 - Investment Securities, page 51

1. Refer to prior comment 1 and tell us how you concluded that the reasons for postponing the sale of available-for-sale securities in the first quarter of 2003 and last quarter of 2004 cited in your response letter fit the criteria contemplated by paragraph 15 of SFAS
115. Specifically tell us how you deemed two such transfers in two consecutive years to be rare.

2. State for us your accounting policy for identifying securities as trading securities. Please tell us how that policy is consistent with authoritative accounting literature.

Note 5 - Loans and the Allowance for Loan and Lease Losses, page
52

3. Please tell us the reasons for changes in each of the elements and components of the loan loss allowance. Quantify and explain:

* How changes in loan concentrations, quantities, quality, and terms that occurred during the period are reflected in the allowance.

* How changes in estimation methods and assumptions affected the allowance.

10-Q for the Three and Six Months Ended June 30, 2005

Note E - Landfill Gas Investments, page 11

4. Please tell us why you have not reported these investments as discontinued operations.  Explain how you applied paragraphs 41 -
43
of SFAS 144.

*    *    *    *
       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments and provide any requested information. Please file your letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Isa Farhat at (202) 551-3485 or me at (202)
551-3490 if you have questions regarding comments on the financial statements and related matters.



      Sincerely,


						Donald A. Walker
						Senior Assistant Chief Accountant


Kenneth T. Neilson
Hudson United Bancorp
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